Exhibit 99.1

Red White & Bloom Completes Company-wide Restructuring Eliminating $115 Million in Liabilities and Over $22 Million in Annual Expenses

•	Projecting positive adjusted EBITDA by yearend 2022

•	Completes sale of Granville, Illinois facility for $56.1M

•	Repays $51.7M of secured debt; eliminating $6.3M of annualized debt servicing

•	Pivoting to asset-light, brand-rich model in Illinois, eliminating over $13M in associated annual operating expenses, inclusive of $8 million in cash operating costs

•	Streamlines brands, potentially eliminating over $60M in future royalty payment liabilities on the balance sheet as of end of Q3 2021

•	Completes headcount, consultant and contractor reductions for over $2.5M in annualized cost savings

•	Pays off $3.8M of additional liabilities as well as repayment of secured debt.

TORONTO, ON, April 20, 2022 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC:RWBYF) (“RWB” or the “Company”) a multi-state cannabis operator and house of premium brands, announces a series of transaction and operational decisions to strengthen the balance sheet and provide significant operation cost reductions in 2022, including closing the sale of its Granville, Illinois property to New Branches, LLC, and repayment of $51.7 million of secured debt. All monetary figures reported in Canadian dollars (CAD).

Brad Rogers, RWB CEO, stated, “Having recently obtained full operational control of our intellectual property, brands and operations across all assets, we’ve expeditiously mobilized our teams to optimize our strategy for the current and anticipated market conditions to maximize shareholder value. We are very pleased with the significant balance sheet and operational improvements we have made in a relatively short period of time. Today’s announcement is the culmination of an in-depth review and rationalization of assets and operations. We have reduced well over $100 million of liabilities without any dilution to our shareholders and have exited the one state that had not contributed any revenue from THC operations to our results since our inception.”

“We still believe that Illinois could be a great market for us, and will look to pursue it from an asset-light approach through licensing of our own brands,” Rogers noted. “We strengthened RWB further with the reduction of $6+ million of interest expense and the streamlining of our operations. We see potential for additional synergies as we integrate the PharmaCo operations into the organization.”

Rogers emphasized, “We will continue to look for opportunities to grow our revenue through a number of asset-light entries to other states, while focusing on getting to a positive adjusted EBITDA run-rate by the end of 2022.”

Illinois Facility Sale & Future Strategy

Red White & Bloom on April 14, 2022, closed on the sale of its Granville, Illinois greenhouse, associated real estate and certain greenhouse equipment to New Branches LLC of California, an arm’s length purchaser, for a total cash purchase price of $56.1 million. In connection with the closing, the company has repaid its secured lender $51.7 million from the proceeds and certain other accrued liabilities totaling approximately $3.8 million. The repayment represents approximately 80% of the outstanding balance due to its secured lender and eliminates $6.2 million of annual interest expense for the company. RWB is working with the Granville buyer to seamlessly facilitate hiring the Granville facility staff.

In addition, the company has decided to pivot to an asset-light, brand rich, model in the State of Illinois and will no longer pursue its own THC license through its previously announced definitive agreement to acquire a cultivation license in Shelbyville, Ill. It is anticipated that all Illinois operations for the company shall be reduced to a sales and marketing initiative focusing on distribution of its Platinum Vape™ branded product portfolio going forward, which will provide the company with annualized operating cost reductions in excess of $13 million1 )

Focus on Wholly Owned Brands

With the strategic pivot of Illinois complete, and due to a number of factors, RWB has decided to prioritize growth of its Platinum Vape™ (PV) branded product portfolio. As a result of the restructure and new focus on its own brands, RWB expects that an intangible asset of approximately $77 million as well as a license liability of $60 million, as reported as of the end of Q3 2021, will be eliminated from the balance sheet.

Additional Reductions

Lastly, RWB has made a series of strategic changes over the last several weeks, including the reduction of headcount and rationalization of various suppliers and consultants. The company has eliminated over $2.5 million through these reductions on an annualized basis, and expects similar cost savings through its strategic review of consultants and contractors.

Debt and Operation Expense Reduction Summary (in million CAD$)

	Debt Reduction	OPEX Reduction (annualized)
Repayment of Debt	$51.7	$6.3
Discontinued MAG Operations*		$13.6
License Liability	$60.0
Reduction of other liabilities	$3.8
Headcount/C&C reduction		$2.5
Total Reductions	$115.5	$22.5

1 based on unaudited 2021 estimates

* Based on US to CDN rate of $1.2605 to $1.00

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About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Illinois, Massachusetts, and Michigan with respect to cannabis, and the U.S. and internationally for hemp-based CBD products. For more information, visit website: www.RedWhiteBloom.com, or follow RWB on social media:

Twitter: @rwbbrands;

Facebook: @redwhitebloombrands;

Instagram: @redwhitebloombrands

CONTACT:

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director, Circadian Group IR, IR@RedWhiteBloom.com

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.